MAYFAIR GOLD ADVANCES DISTRICT-SCALE EXPLORATION STRATEGY

Toronto, Ontario – May 21, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce that it is initiating a regional exploration program across its Timmins camp land package, following the acquisition of the Guibord, Marriott, and Holloway properties and the continued advancement of exploration at the South Block. These properties complement the Company’s flagship Fenn-Gib Gold Project, which hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and was advanced toward development through a positive Pre-Feasibility Study (the “PFS”) released in January 2026.1

The consolidated land package is located along and adjacent to the Porcupine–Destor Fault Zone (“PDFZ”), one of the most prolific gold-bearing structural corridors in the Abitibi Greenstone Belt. This consolidation positions Mayfair to systematically evaluate a district-scale land package along a well-endowed segment of the corridor.

Strategic Highlights

•Regional exploration program initiated to test the high-conviction PDFZ, with the goal of enhancing mineral resource scale and growth opportunities

•Previous drilling confirms structurally controlled gold mineralization, including high-grade intervals exceeding 5 g/t Au (see Figure 2)

•Pipeline of targets advancing toward Phase 1 drill testing via a staged approach to maximize capital efficiency

•Prioritize higher-grade potential for processing at the planned Fenn-Gib operation to improve projected return on invested capital, as highlighted in the 2026 PFS

“Mayfair’s regional land package provides the Company with a compelling district-scale exploration opportunity along the Porcupine-Destor Fault Zone,” said Drew Anwyll, P.Eng

1Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

and CEO of Mayfair Gold. “The Company’s primary focus remains advancing Fenn-Gib towards production via the provincial permitting path. However, we are excited to relaunch exploration activities across the broader property portfolio as there is a tremendous opportunity to create value through mineral resource growth. With a measured approach to exploration, Mayfair intends to develop an exploration pipeline to highlight another avenue for growth and investment potential that complements what we expect to be the significant value creation of taking Fenn-Gib into production.”

“I joined Mayfair because of the strong exploration upside across its property portfolio and its highly prospective position along the Porcupine-Destor Fault Zone,” said Adree DeLazzer, VP Exploration. “The South Block, in particular, displays compelling litho-structural characteristics within a largely underexplored segment of the fault zone. The combination of favourable stratigraphy, structural complexity, and localized high-grade gold mineralization underscores the broader exploration potential of the Mayfair land package and supports continued systematic target development across the property.”

Regional Exploration Focus

Mayfair’s regional properties are located within a well-endowed segment of the PDFZ that hosts a range of gold deposit styles, including high-grade systems.

These include the Black Fox Mine, a high-grade underground gold operation within the Timmins camp, as well as the past-producing Croesus Mine, historically recognized for high-grade gold mineralization, with reported historical production averaging approximately 95 g/t Au from quartz vein systems *(ODM Vol. LX, Part VIII, 1951) (see Figure 1).2

Gold mineralization within the corridor is commonly associated with shear zones and quartz-carbonate vein systems developed along secondary splays and flexures of the deformation corridor, commonly at contacts between volcanic units and sedimentary rocks.  Structural complexity, competency contrasts, and localized dilation zones are interpreted to be important controls on higher-grade mineralization within the district. The Company believes the consolidated land package provides exposure to multiple underexplored structural corridors prospective for both bulk-tonnage and high-grade gold mineralization.

2 Ontario Department of Mines (ODM Vol. LX, Part VIII, 1951)

N
CBFZ
Casa Berardi
ILFZ
PT
Fenn Gib
Dome
Timmins West
Hollinger-McIntyre
Bousquet-LaRonde
Horne
PDFZ
PDFZ
Kirkland Lake
Malartic
Doyon
CLFZ
Kerr Addison
Sigma-Lamaque
Borden Lake
CLFZ
MRF
MRF
CLFZ
0
50
100 km
0
50
100 km
ON-QC
Boundary
Legend
Deposits
Gold-rich volcanogenic massive sulphides
Loded gold deposits
MFG_Property Boundaries
Structures
Early Thrust Fault
Inferred Proterozic Fault
Inferred-Major Fault
Major Fault
Proterozic Fault
Rock Units
Sedimentary Rocks
Granitoid Rocks
Mafic Intrusions
Paleoproterozoic cover (Huronian Supergroup)
Remnants of synorogenic clastic (±volcanic) sequences
Volcanic Rocks
Uplifted Archean gneisses of the Kapuskasing Zone (undifferentiated)
Grenville Orogen
MAYFAIR GOLD
Timmins - Val-D'Or Area
Geological Map
WGS 84 / Pseudo-Mercator
Digitized by:
Juan Carvajal
Map Scale
1:2680000
2026/05/18

Figure 1: Simplified geological map of the central and southern Abitibi greenstone belt, highlighting major faults and the distribution of gold deposits (modified after Poulsen et al., 2000, and Dubé and Mercier-Langevin, 2015).

Emerging Regional Exploration Targets

The South Block comprises 1491 hectares and covers 6.4 kilometres of strike length along the PDFZ.  The property is situated between McEwen Mining Inc.’s Fox Complex and STLLR Gold Inc.’s Tower Gold Project, both of which host multiple gold deposits along the PDFZ (see Figure 2).

The South Block represents a structurally prospective and underexplored portion of Mayfair’s land package, where favourable stratigraphy and structural complexity coincide with limited modern drilling. While portions of the North Block have been extensively drilled and form the basis of the current mineral resource estimate, exploration across the South Block remains at an early stage.

Modern drilling on the South Block has comprised 27 diamond drill holes totaling approximately 5,700 metres targeting gold mineralization, excluding earlier kimberlite testing. The 2022 program tested two primary gold target areas, while the 2024 program advanced drilling across multiple structurally defined targets identified through integrated geophysical and geological interpretation.

Recent drilling has confirmed the presence of structurally controlled gold mineralization across multiple targets, including repeated intervals exceeding 0.5 g/t Au and narrow higher-grade intervals exceeding 5 g/t Au, with the best reported assay of 12.7 g/t Au over 0.5 metres (see Appendix 1). Mineralization is associated with shear zones and quartz-carbonate veining developed along secondary structures, consistent with orogenic gold systems in the Timmins camp.

In addition to the South Block, Mayfair continues to evaluate multiple regional exploration targets across the North Block and broader property package, including the Johns-Manville trend, American Eagle, G-101, and Central Syenite target areas. Historical exploration at American Eagle reportedly returned grab samples up to 42.0 g/t Au proximal to the Pipestone Fault, while drilling at the G-101 target reportedly returned intersections including 4.47 g/t Au over 13.2 metres, including 13.56 g/t Au over 2.77 metres. Historical drilling at the Central Syenite target also reportedly returned high-grade gold mineralization, including intervals up to 19.55 g/t Au over 1.7 metres associated with intrusive-related structural targets.

At Guibord, historical drilling intersected 265 g/t Au over 0.50 metres in hole G09-01 associated with a syenite dyke and visible gold (see Plato Gold PR Dec. 22, 2009), while previous operators tested the North Zone returning an intersection of 8.22 g/t Au over 2.1 metres, including 13.7 g/t Au over 1.22 metres. These targets remain relatively underexplored and represent potential opportunities for additional gold discoveries beyond the existing Fenn-Gib resource area.

Argus
Munro Fault
North Block
Croesus
American Eagle
Black Fox
Horseshoe Zone
Johns Manville
Fenn-Gib
Central Syenite
101 Zone
Pipestone Fault
265 g/t Au/0.5m
Contact
Gibson
147 Zone
North Shear
Guibord
Grey Fox
Hislop
Arrow Fault
South Shear
Ross
Windjammer North
Windjammer South
Southwest Zone
Westaway
55 Zone
1.36 g/t Au/10m;
1.53 g/t Au/3m
South Block
Porcupine Destor Fault
12.73 g/t Au/0.5m
0
2
4 km
LEGEND
Local Faults
Main Faults
Faults
MFG Local Prospects
Deposits
MFG_Property Boundaries
Metal_Earth_Abitibi_Lithological_Compilation
Alkalic and Subalkalic Metavolcanic Rocks/Intrusions
Alkalic Intrusive Suite
Chemical Metasedimentary
Clastic Metasedimentary
Felsic to Intermediate Metavolcanic/Intrusions
Intermediate to Felsic Metavolcanic/Intrusions
Mafic to Intermediate Metavolcanic/Intrusions
Mafic Intrusives
Timiskaming-type Clastic Metasedimentary
Ultramafic to Mafic Metavolcanic/Intrusions
Ultramafic Intrusive Rocks
MAYFAIR GOLD
Mayfair Gold Properties
Scale 1.125,000
WGS 84 / Pseudo-Mercator

Figure 2: Geological map of the North Block, South Block, and Guibord properties with deposits and targets identified.

Exploration Strategy

Mayfair is advancing a phased exploration program focused on a staged approach that maximizes capital efficiency.

•Integration of historical and modern datasets

•Refinement of structural controls on mineralization

•Target generation across Mayfair’s regional Timmins camp properties

•Advancement of priority targets toward Phase 1 drill testing

•Prioritization of high-grade targets that may offer production advantages within the Fenn-Gib deposit

This approach is designed to systematically evaluate the Company’s expanded land position and prioritize high-quality exploration opportunities.

Next Steps

Initial work programs are underway and will include:

•Field mapping and validation of geological and geophysical targets

•Structural interpretation and refinement of priority zones

•Surface geochemical sampling in target areas

•Potential Induced Polarization or other geophysical surveys

•Advancement of priority targets toward follow-up drilling

Mayfair expects exploration activities to continue throughout 2026 as the Company advances priority targets across its regional Timmins camp land package.

About Mayfair Gold

Mayfair Gold is a Canadian gold company focused on advancing the Fenn-Gib Project in the Timmins region of Northern Ontario. The 2026 Pre-Feasibility Study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities and stakeholder engagement with the goal of starting construction in 2028 and initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Adree DeLazzer, P.Geo., VP Exploration of Mayfair, a QP as defined in NI 43-101. The Qualified Person has reviewed the available historical exploration data referenced in this release, including historical reports and assay information where available, and considers the information to be relevant as an indication of the exploration potential of the properties. The Company has not independently verified all historical exploration results referenced in this news release and readers are cautioned that such results should not be relied upon.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively “forward-looking information”). The use of the words “will” and “expect” and similar expressions are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the building and operating of the Fenn-Gib Project, the growth of the Company’s exploration pipeline, the Company’s broader land package presenting a compelling opportunity to evaluate additional targets along the Porcupine-Destor Fault Zone, the advancement of exploration programs focused on defining and prioritizing structurally controlled high-grade gold targets and all disclosure related to the PFS, including the expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based this forward-looking information on its current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking information, including the risks, uncertainties and other factors identified in the annual information form and form 40-F of the Company for the year ended December 31, 2025 available at on the Company's profile at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and except as required by applicable securities laws, Mayfair does not undertake any obligation to publicly update or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.

CEO, Mayfair Gold Corp.

489 McDougall St.

Matheson, ON P0K 1N0, Canada

+1 (855) 350-5600

info@mayfairgold.ca

Appendix One – 2024 South Block Exploration Diamond Drill Program

Table 1:  2024 Diamond Drill Collar Parameters

Hole ID	UTM Easting	UTM Northing	Elev. (m)	Azimuth (°)	Dip (°)	Hole Depth (m)
FGS-24-001	562354	5368480	314	357	-43	259.3
FGS-24-002	562746	5368120	324	8	-45	189.0
FGS-24-003	561849	5367998	312	155	-45	291.0
FGS-24-004	561860	5367721	320	0	-44	280.0
FGS-24-005	561852	5367423	322	46	-39	303.0
FGS-24-006	562111	5367250	327	31	-36	249.0
FGS-24-007	561324	5367461	316	356	-45	186.0
FGS-24-008	561247	5367385	311	339	-44	236.0
FGS-24-009A	560865	5368311	307	231	-43	282.0
FGS-24-010A	559676	5368136	305	72	-44	234.0
FGS-24-011	559674	5368133	302	160	-45	261.0
FGS-24-012	559543	5368676	305	184	-48	276.0
FGS-24-013	562354	5368464	312	2	-61	375.0

Table 2:  2024 Diamond Drill Hole Results

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Composite / Included Interval
FGS-24-001	170.0	171.0	1.0	1.08	15.0 m @ 0.82 g/t Au (170–185 m)
FGS-24-001	173.0	174.0	1.0	0.81
FGS-24-001	174.0	175.0	1.0	1.06
FGS-24-001	176.0	177.0	1.0	1.42
FGS-24-001	178.0	179.0	1.0	0.54
FGS-24-001	179.0	180.0	1.0	1.34
FGS-24-001	180.0	181.0	1.0	1.23
FGS-24-001	181.0	182.0	1.0	0.73
FGS-24-001	182.0	183.2	1.2	0.86
FGS-24-001	184.0	185.0	1.0	1.37
FGS-24-003	219.0	220.0	1.0	0.68
FGS-24-003	273.5	275.0	1.5	0.88
FGS-24-003	275.0	275.9	0.9	0.57
FGS-24-003	284.0	285.0	1.0	0.52
FGS-24-004	146.0	147.7	1.7	0.50
FGS-24-004	187.0	188.0	1.0	0.59
FGS-24-004	201.0	202.0	1.0	0.54
FGS-24-004	213.6	214.1	0.5	12.73	0.5 m @ 12.73 g/t Au (213.6–214.1 m)
FGS-24-007	82.5	84.0	1.5	0.52
FGS-24-007	113.0	114.5	1.5	2.49
FGS-24-010A	204.5	206.0	1.5	2.44
FGS-24-013	121.5	123.0	1.5	0.66	9.9 m @ 1.36 g/t Au (121.5–131.4 m)

FGS-24-013	123.0	124.5	1.5	0.77
FGS-24-013	124.5	126.0	1.5	0.51
FGS-24-013	128.0	129.0	1.0	0.73
FGS-24-013	129.0	130.0	1.0	0.55
FGS-24-013	130.0	130.6	0.6	1.20
FGS-24-013	130.6	131.4	0.8	7.14
FGS-24-013	180.0	180.5	0.5	0.72
FGS-24-013	197.0	197.5	0.5	5.50	3.0 m @ 1.53 g/t Au (197–200 m)
FGS-24-013	198.0	199.0	1.0	0.52
FGS-24-013	199.5	200.0	0.5	1.49
FGS-24-013	355.5	357.0	1.5	1.16